UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the month of July 2006

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

L3, 40 Johnstone Street, Wellington 6011, New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   ___X____     Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___X____ No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: July 25th, 2006	By:	/s/ David Newman

(Signature)

David Newman
Director

Wellington, New Zealand – 25th July 2006 Austral Pacific Energy Ltd. (TSX-V and NZSX: APX; AMEX: AEN)

PRESS RELEASE

Options for Commercialising Douglas Gas Discovery to be Evaluated

Austral Pacific Energy Ltd (Austral Pacific) announced today that the PPL 235 joint venture is about to embark on studies designed to evaluate the options for commercialising its Douglas gas discovery in Papua New Guinea. Austral Pacific has a 35% interest in PPL 235, the other joint venture participant being Rift Oil PLC (65%).

The Douglas-1 well reached a target depth of 1978 metres on 26th May 2006. The drilling and wireline logging results have now been fully evaluated and the conclusion drawn by the joint venture’s technical committee is that the Douglas well appears to be an exciting gas discovery with a significant gas resource of potentially several hundred billion cubic feet contained in a large structure with a maximum area of over 40 square kilometres. The discovery is also expected to serve to lower the exploration risk for other identified prospects and leads in the licence. It is the joint venture’s current intention to proceed with a detailed feasibility study to determine a commercialisation strategy for this resource.

The excellent results obtained from the drilling record, wireline logs and in particular from the Multi-Formation Tester, indicate that there are two reservoirs (Alene and Toro) of sweet gas with good deliverability and likely moderate condensate content. The joint venture had initially considered conducting flow testing on the Douglas-1 well but given the logs and MFT as well as the knowledge obtained from data from nearby wells, the joint venture believes it has a sound understanding of the envelope within which the formation and fluid properties lie such that incurring the costs of flow testing would not be warranted at this time.

The joint venture is also planning to acquire additional seismic in the licence in order to determine the extent of the Douglas resource, to define appraisal well locations on the Douglas structure and to define exploration drilling locations on other prospects. The joint venture is planning to bring forward to the 4th quarter of 2006 its commitment to acquire and process 50 kilometres of new 2D seismic. The new seismic data, when integrated with the existing data base, will elevate the joint venture’s understanding of the prospectivity of the licence and will be critical in determining the best locations for future drilling and enable the joint venture to maximise the return on its investment.

In making the announcement Austral Pacific’s Chief Executive Officer Rick Webber said “The goal for our company is to create shareholder wealth by establishing and growing a low cost, sustainable oil and gas production profile. The discovery of gas at Douglas, the initiation of studies to look at the options for commercialising the resource, and the acquisition of further seismic in the Douglas licence to help us understand the extent of the resource and the prospectivity in the licence area are key steps along the path to that goal.”

Clarification

At its recent Annual General Meeting, the Company stated that merger and acquisition activity would be a potential component in its growth strategy and since the meeting the Company has noted the existence of rumours of an impending transaction involving the Company. The Company confirms that while M&A activity remains part of its corporate development strategy, it is not currently in any merger discussions with any party.

Ends

Web site: www.austral-pacific.com
Email: ir@austral-pacific.com

Contact: Rick Webber, CEO, +64 (4) 495-0888

None of the Exchanges upon which Austral Pacific's securities trade have approved or disapproved the contents hereof. This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable legislation. Other than statements of historical fact, all statements in this release addressing future production, reserve potential, exploration and development activities and other contingencies are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements, due to factors such as market prices, exploration and development successes, continued availability of capital and financing, and general economic, market, political or business conditions. See our public filings at www.sedar.com and www.sec.gov/edgar/searchedgar/webusers.htm for further information.